UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     October 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated October 9, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: October 14, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY PROVIDES UPDATE ON

CHAUTAUQUA PROPERTY, NEW YORK

CALGARY / PITTSBURGH · October 9, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) provides an update on its New York properties in Chautauqua County.

As previously disclosed, the Company and its joint venture partners drilled six tight gas sand Medina wells in Q2 of 2008 and utilized a new stimulation treatment.  All wells are now producing inline and exhibited initial wellhead rates ranging from 70 to 130 thousand cubic feet per day (mcf/d).  These rates are higher than observed from older wells that used outdated stimulation techniques.  As part of a larger ongoing drilling program (>60 locations identified to date), the Company, as operator, is currently in the process of permitting nine additional natural gas wells.  A rig has now been secured to commence drilling in Q4 of 2008.  The Company is also in late stage negotiations with a utility company to drill a deep well to collect core and logs.  The utility will pay for this effort and provide the Company the opportunity to investigate potentially deep gas bearing formations under its acreage.  More details will be announced as they become available.

The Company has also concluded a four well recompletion program in the Medina formation.  The recompletions cost approximately 65% less than a new well.  All four wells are producing inline and are still cleaning up stimulation fluids. This property holds many more recompletion candidates, of which the Company is currently high grading.  The next two wells now being selected will complete undeveloped zones that are currently categorized as behind pipe reserves.  One of these completions will be conducted in a new shale formation which was recently cored and logged by the Company in a previous well.  Completing this shale zone is scheduled for November 2008, subject to Department of Environment Conservation approval. If successful, many of the Company’s existing 61 older wells can be recompleted in these shales, plus a horizontal drilling program will be initiated.  Incremental to the Company’s existing 3P reserves in the Medina formation, the reserves which may ultimately be achieved from the shale, ranges from 35 to 70 bscf net to the Company’s interests, using industry standard recovery factors of 10% to 20% of the gas in place. The Company now holds and operates over 15,000 acres in Chautauqua County and holds a 50% working interest.  In addition, upon completion of a work schedule, the Company will acquire another 980 gross acres held by production.

Management Comments

Joe Frantz, President & CEO, said, “As a result of extreme turmoil in the financial markets, Unbridled Energy’s enterprise value has been drastically reduced to a point that management believes grossly understates the Company’s value.

The Company’s cash, remaining loan opportunity, and current accounts receivable total over $5 million.  With these funds, the Company will continue to develop its lower risk, 3P Reserves* of 32 bcf net (24 bscf in the Possible category) at the Chautauqua Lake properties.  Unbridled will also test a new, unconventional oil play as well as higher impact shale gas opportunities in which the Company operates in the Appalachian Basin and in Canada.

We would like to take this opportunity to thank our Shareholders for their continued patience during these turbulent times providing management with support to implement its vision and achieve substantial shareholder value over the medium to long term.

To offer Shareholders more in depth communication with management, including field plans and financial condition, a webcast is being scheduled for the latter part of October 2008.  Details will be forthcoming.”

UNBRIDLED ENERGY CORPORATION

Joseph H. Frantz., Jr.

President & CEO

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

*(The statement above regarding proved, probable and possible (3P) reserves is based on an independent evaluation report completed for the Company by Schlumberger Data and Consulting Services (“SDCS”).  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The results of the SDCS report are reported in greater detail in the Company’s Form 51-101F1 report dated April 28, 2008 as filed with Canadian securities regulators, and is available on SEDAR (www.sedar.com)).

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, and sales.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas and oil prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas or oil, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its co-joint venturers for and ability to obtain additional financing to fund continued operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.